10026676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 43174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUSQUEHANNA CAPITAL GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVENUE SUITE #220
(No. and Street)

BALA CYNWYD (City) PA (State) 19004 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA CAPITAL GROUP, as of DECEMBER 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

2/4/2010

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Partners
Susquehanna Capital Group
Bala Cynwyd, Pennsylvania

We have audited the accompanying statement of financial condition of Susquehanna Capital Group (the "Entity") as of December 31, 2009. The statement of financial condition is the responsibility of the Entity's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Susquehanna Capital Group as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2009

Susquehanna Capital Group
(a general partnership)

Statement of Financial Condition
(dollars in thousands)
December 31, 2009

ASSETS	
Cash	$ 24
Receivable from clearing broker	99,824
Bond interest receivable	1,254
Securities owned - at fair value	4,453,037
Accrued trading receivables	1,039
Receivable from affiliate	3
Exchange membership - at cost (fair value $497)	186
Exchange shares - at cost (fair value $1,587)	317
Fixed assets (net of accumulated depreciation of $2,963)	1,674
Other assets	219
Total assets	4,557,577
LIABILITIES AND PARTNERS' CAPITAL	
Payable to clearing brokers	1,118,532
Bond interest payable	5,057
Securities sold, not yet purchased - at fair value	2,856,433
Accrued trading payable	910
Payable to affiliates	14,861
Accrued compensation	31,986
Accrued guaranteed payments to partners	397
Accrued expenses and other liabilities	1,307
Total liabilities	4,029,483
Partners' capital	528,094
Total liabilities and partners' capital	$ 4,557,577

See Notes to Statement of Financial Condition.

Note 1. Organization

Susquehanna Capital Group (the "Entity") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Entity trades for its own account as a dealer and market-maker on the principal United States securities exchanges. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SIG Holding, LLC.

Note 2. Significant Accounting Policies

The Entity follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting on the statement of financial condition. References to Generally Accepted Accounting Principles ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

The Entity records transactions in securities and options on a trade-date basis.

The Entity maintains its cash in a deposit account which, at times, may exceed federally insured limits.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and liability in the current year.

The Entity evaluated subsequent events after the date of the statement of financial condition to consider whether or not the impact of such events needed to be reflected or disclosed in the statement of financial condition. Such evaluation was performed through the report date of the statement of financial condition, the date that this statement of financial condition was issued.

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Note 3. Fair Value of Financial Instruments

The Entity measures its financial instruments in accordance with the Codification section, *Fair Value Measurements*. This Codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. *Fair Value Measurements* establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under *Fair Value Measurements* are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

(dollars in thousands)

Note 3. Fair Value of Financial Instruments (Continued)

Level 2: Quoted prices that are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3: Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification section, *Fair Value Measurements*, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's investments are measured at December 31, 2009.

Assets Measured at Fair Value:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity	$ 4,160,014	$ 4,160,014	$ -	$ -
Options	176,467	176,467	-	-
Options on futures	30,298	30,298	-	-
Debt securities	86,258	-	82,067	4,191
Total	$ 4,453,037	$ 4,366,779	$ 82,067	$ 4,191

(continued)

(dollars in thousands)

Note 3. Fair Value of Financial Instruments (Continued)

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity	$ 2,228,193	$ 2,228,193	$ -	$ -
Options	210,670	210,670	-	-
Options on futures	47,209	47,209	-	-
Debt securities	370,361	-	364,096	6,265
Total	$ 2,856,433	$ 2,486,072	$ 364,096	$ 6,265

Note 4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 4,160,014	$ 2,228,193
Debt securities	86,258	370,361
Options	206,765	257,879
	$ 4,453,037	$ 2,856,433

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2009. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2009.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices which differ from the market value reflected on the statement of financial condition.

Note 5. Receivable from and Payable to Clearing Brokers and Concentration of Credit Risk

The clearing and depository operations for the Entity's security transactions are provided by Merrill Lynch Professional Clearing Corp. and Merrill Lynch International London.

At December 31, 2009, substantially all of the securities owned and securities sold, not yet purchased, and the amount receivable from and payable to the clearing brokers reflected in the statement of financial condition are security positions with and amounts due from and to these clearing brokers. The securities serve as collateral for the amount payable to the brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity. Additionally, securities owned and securities sold, not yet purchased, are subject to haircut requirements.

Note 6. Related Party Transactions

SIG acts as a common payment agent for the Entity and various affiliates for all direct and indirect operating expenses. The Entity pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. Included in payable to affiliates is $3,470 relating to these operating costs.

The Entity is affiliated through common ownership with Waves Licensing, LLC.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to 9.5% of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees payable to Waves Licensing, LLC amounting to $10,999.

Included in other assets is a nonvoting interest in Merrill Lynch Professional Clearing Corp., through which the Entity clears its proprietary transactions.

Guaranteed payments in 2009 are determined based on certain contributed Partners' capital.

The Entity has an arrangement with Global Execution Brokers, L.P. to make payment for option contracts that are preferenced (directed) to the Entity on various exchanges. Accordingly, each month, the Entity is charged based upon a per contract rate.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

Note 7. Exchange Memberships

The Entity conducts business on the Chicago Board of Trade as an Equity Member Firm, as defined in rule 106.J. Pursuant to this membership, the Entity is required to hold one series B-1 ("Full") trading right and 4,725 shares of CME Group, Inc. stock.

The Entity holds 1,000 shares of common stock of NSX Holdings, Inc., a private company. NSX Holdings, Inc. is the sole stockholder of National Stock Exchange, Inc.

The above trading rights and shares are carried at cost on the statement of financial condition, as they are considered operational assets.

Note 8. Derivative Financial Instruments

The Entity's activities include the purchase and sale of a variety of derivative financial instruments such as options, warrants and futures. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value.

The Entity does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments. Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Risks arise in futures contracts from potential counterparty nonperformance and from changes in the fair values of the underlying instruments. Credit risk associated with these contracts is limited to amounts recorded as assets in the statement of financial condition. These financial instruments may give rise to off-balance-sheet market risk. Most futures contracts are traded on national exchanges and cash settlement is made on a daily basis for market movements, thereby limiting the exposure to credit risk.

Options give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. The writing of options involves elements of market risk in excess of the amount recognized in the statement of financial condition.

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Note 9. Income Taxes

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity's income or loss is reportable by its partners on their respective tax returns. The Entity is subject to state and local taxes. The amount of current taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

(dollars in thousands)

Note 9. Income Taxes (Continued)

The Entity does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2006 and presently has no open examinations for tax years before 2009.

The Entity recognizes the accrual of any interest and penalties related to unrecognized tax benefits. No interest or penalties were recognized in 2009.

Note 10. Net Capital Requirement

The Entity is a registered broker-dealer with FINRA and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. Net capital changes from day to day, but as of December 31, 2009, the Entity had net capital of $144,976, which exceeded its requirement of $1,000 by $143,976.

Note 11. Subsequent Events

Subsequent to December 31, 2009, a partner made capital contributions of $67,000 and withdrawals of $30,800.

Susquehanna Capital Group

Independent Auditor's Supplementary Report on Internal Control

December 31, 2009

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Supplementary Report on Internal Control

To the Partners
Susquehanna Capital Group
Bala Cynwyd, Pennsylvania

In planning and performing our audit of the financial statements of Susquehanna Capital Group (the "Entity"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Entity's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control. Accordingly, we do not express an opinion on the effectiveness of the Entity's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Entity, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Entity does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Entity in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Entity is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Entity has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses, and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Entity's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of managing directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 25, 2010

Susquehanna Capital Group

Report on the SIPC Transitional Assessment Required by SEC Rule 17a-5(e)4

December 31, 2009

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

Susquehanna Capital Group
401 City Avenue
Bala Cynwyd, PA 19004

Attention: Mr. Joel K. Greenberg

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation (the "SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Susquehanna Capital Group (the "Entity"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the SIPC, solely to assist you and these other specified parties in evaluating the Entity's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). The Entity's management is responsible for the Entity's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the Entity, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 25, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043174 FINRA DEC
SUSQUEHANNA CAPITAL GROUP 11*11
401 E CITY LINE AVE STE 220
BALA CYNWYD PA 19004-1117

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brian Sullivan (610)617-2635

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,083,241

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (369,934)
4/23/09 & 7/31/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 713,307

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 713,307

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 713,307

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SUSQUEHANNA CAPITAL GROUP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of FEB, 2010.

TREASURER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 282,222,240 ✓
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	212,129,203 ✓
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions (Add)	212,129,203
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	16,901,653 ✓
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 44,153,359 ✓	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	44,153,359 ✓
Total deductions	61,055,012 ✓
2d. SIPC Net Operating Revenues	$ 433,296,431 ✓
2e. General Assessment @ .0025	$ 1,083,241 ✓✓

(to page 1 but not less than $150 minimum)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

Susquehanna Capital Group

(a general partnership)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Statement of Financial Condition

December 31, 2009